SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                       SHARED TECHNOLOGIES FAIRCHILD INC.
                                (Name of Issuer)


                     Common Stock, par value $.004 per share
                         (Title of Class of Securities)


                                    81948QAAS
                                 (CUSIP Number)


                       Shared Technologies Fairchild Inc.
                  100 Great Meadow Road, Wethersfield, CT 06109
                             Attn: Kenneth M. Dorros
                    P.O. Box 10803, Chantilly, Virginia 20153
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 25, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

                                  SCHEDULE 13D

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CUSIP No. 893934109                                          Page 2 of 5 Pages

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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Fairchild Corporation -- IRS EIN 34-0728587
         RHI Holdings, Inc. -- IRS EIN 34-1545939
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)[ ]
                                                                (b)[ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         PF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         The Reporting Persons are incorporated under the laws of
         Delaware
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                                        7       SOLE VOTING POWER

                                                6,225,000
                                        --------------------------------------
              NUMBER OF                 8       SHARED VOTING POWER
                SHARES
             BENEFICIALLY                       6,225,000
                                        --------------------------------------
            OWNED BY EACH               9       SOLE DISPOSITIVE POWER
           REPORTING PERSON
                 WITH                           0
                                        --------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                6,225,000
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         6,225,000
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES
                                                                       [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.2%
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14       TYPE OF REPORTING PERSON

         CO
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                               Page 2 of 5 Pages

This Amendment No. 4 is being filed to amend Items 4, 5, and 6 of the Schedule 13D.

1. Item 4 of the Schedule 13D is hereby amended in its entirety as follows:

     On November 20, 1997, Shared Technologies Fairchild Inc. (the "Company"), Intermedia Communications Inc. ("Intermedia") and Moonlight Acquisition Corp., ("Purchaser") a wholly owned subsidiary of Intermedia, entered into an Agreement and Plan of Merger dated November 20, 1997 (the "Merger Agreement"). Pursuant to the Merger Agreement, Purchaser will be merged (the "Merger") with and into the Company and holders of the Company's issued and outstanding common stock, Series D preferred stock, Series I 6% convertible preferred stock and the Series J redeemable special preferred stock will receive in cash $15.00, $15.00, $251.21 and $109.44, respectively. In accordance with the Merger Agreement, RHI will receive $15.00 a share for its 6,225,000 shares of common stock of the Company. In connection with the Merger Agreement, Intermedia loaned the Company $21,899,455 and the Company used such proceeds to redeem on November 24, 1997 all 200,000 shares of the Series J Special Preferred Stock of the Company owned by RHI. In addition, in connection with the Merger Agreement, RHI and Intermedia entered into a Stock Purchase Agreement pursuant to which Intermedia purchased on November 25,1997 all 250,000 shares of the Series I 6% Cumulative convertible Preferred Stock of the Company owned by RHI for $62,833,815

2. Items 5(a) and (b) of the Schedule 13D are hereby amended in their entirety as follows:

     5(a) The Company's 10-Q for the period ended September 30, 1997 reported 17,174,622 shares of Common Stock outstanding. Based on such number of outstanding shares, the Reporting Persons beneficial ownership of 6,225,000 shares (the "Shares") of common stock constitutes approximately 36.2% of the outstanding common stock. Upon consummation of the Merger, neither TFC nor RHI will have any beneficial ownership or interest in the common stock, preferred stock or any other securities of the Company.

     5(b) The Reporting Persons have sole power to direct the shares except as set forth in Item 6. In addition, pursuant to the Stock Option Agreement (as defined in Item 6) the


                               Page 3 of 5 Pages

Reporting Persons do not have sole dispositive power of the shares.

     The Reporting Persons share voting and dispositive power over the Shares with Intermedia. Intermedia is a publicly held Delaware corporation. Intermedia, directly and through its subsidiaries, is a rapidly growing integrated communications services provider, offering a full suite of local, long distance and enhanced data telecommunications services to business and government end user customers, long distance carriers, Internet service providers, resellers and wireless communication companies. The principal office of Intermedia is located at 3625 Queen Palm Drive, Tampa, Florida 33619.

3. Item 6 of the Schedule 13D is partially amended to add the following:

     In connection with the Merger Agreement, Intermedia has entered into a stock option agreement (the "Stock Option Agreement") with RHI, pursuant to which Intermedia has an irrevocable stock option to purchase approximately 6,225,000 shares of common stock of the Company from RHI. In addition pursuant to the Stock Option Agreement RHI has, among other things, (i) agreed to vote its shares in favor of the merger of the Company into the Purchaser; (ii) granted an irrevocable proxy to Intermedia such that Intermedia can vote the shares of common stock of STF owned by RHI in favor of the Merger Agreement; and
(iii) has agreed to not sell or otherwise dispose of the 6,225,000 shares of common stock of the Company owned by RHI.

Item 7.  Items to be Filed as Exhibits.

Exhibit A   Stock Option Agreement dated November 20, 1997 between
            RHI Holdings, Inc. and Intermedia Communications Inc.

Exhibit B   Stock Purchase Agreement dated November 25, 1997 between
            RHI Holdings, Inc. and Intermedia Communications Inc.



                               Page 4 of 5 Pages

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 1997

                                       THE FAIRCHILD CORPORATION


                                       By: /s/ Donald E. Miller
                                           ----------------------------
                                           Donald E. Miller
                                           Senior Vice President
                                           General Counsel
                                           and Secretary


                                       RHI HOLDINGS, INC.


                                       By: /s/ Donald E. Miller
                                           -----------------------------
                                           Donald E. Miller
                                           Vice President
                                           and Secretary




                               Page 5 of 5 Pages